Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

December 9, 2015

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Leveraged S&P 500® Index-Linked Medium-Term Notes due 2017	December 2, 2015	A114
Capped Knock-Out Notes due June 14, 2017	December 4, 2015	J502
Return Enhanced Notes due June 2, 2016	December 4, 2015	J503
12.00% Contingent Coupon Autocallable Yield Notes due December 21, 2016	December 4, 2015	J504
12.00% Contingent Coupon Autocallable Yield Notes due December 21, 2016	December 4, 2015	J505
Dual Directional Capped Knock-Out Notes due June 8, 2017	December 4, 2015	J506
Dual Directional Capped Knock-Out Notes due June 8, 2017	December 4, 2015	J507
Digital Buffered S&P 500® Index-Linked Medium-Term Notes due 2017	December 2, 2015	K586
High/Low Coupon Callable Yield Notes due May 3, 2017	December 4, 2015	U1374-2
Trigger Phoenix Autocallable Optimization Securities	December 4, 2015	U1399